UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Caladrius Biosciences Inc

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

128058203

(CUSIP Number)

February 12, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	128058203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MMCAP International Inc. SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

5,142,858*

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

5,142,858*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,142,858*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

**Up to 9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

*Consists of 3,428,572 shares of the Issuer's common stock and warrants to acquire an additional 1,714,286 shares of the Issuer's common stock.

**The percentages used herein are calculated based on 59,505,265 outstanding shares of common stock of the Issuer as of February 12, 2021. The warrants held by the reporting persons are not exercisable if, as a result of the exercise, the holder would then become a "ten percent beneficial owner" of the Issuer's common stock, as defined in Rule 16a-2 of the Securities and Exchange Act of 1934, as amended.

CUSIP No.	128058203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MM Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

5,142,858*

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

5,142,858*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,142,858*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

**Up to 9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

*Consists of 3,428,572 shares of the Issuer's common stock and warrants to acquire an additional 1,714,286 shares of the Issuer's common stock.

**The percentages used herein are calculated based on 59,505,265 outstanding common shares of the Issuer as of February 12, 2021. The warrants held by the reporting persons are not exercisable if, as a result of the exercise, the holder would then become a "ten percent beneficial owner" of the Issuer's common stock, as defined in Rule 16a-2 of the Securities and Exchange Act of 1934, as amended.

Item 1.

(a)	Name of Issuer
Caladrius Biosciences Inc

(b)	Address of Issuer’s Principal Executive Offices
110 Allen Road, Second Floor Basking Ridge, NJ 07920

Item 2.

(a)	Name of Person Filing
i) MMCAP International Inc. SPC ii) MM Asset Management Inc.

(b)	Address of Principal Business Office or, if none, Residence

i) c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
Camana Bay, P. O. Box 1348
Grand Cayman, KY1-1108 Cayman Islands

ii) 161 Bay Street
TD Canada Trust Tower Suite 2240
Toronto, Ontario M5J 2S1 Canada

(c)	Citizenship
i) Cayman Islands ii) Ontario, Canada

(d)	Title of Class of Securities
Common Stock, par value $0.001

(e)	CUSIP Number
128058203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,142,858

(b)	Percent of class: Up to 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,142,858

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,142,858

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MMCAP International Inc. SPC

Date: February 22, 2021	By:	/s/ Matthew McIsaac
Name: Matthew McIsaac
Title: Director

MM Asset Management Inc.

Date: February 22, 2021	By:	/s/ Hillel Meltz
Name: Hillel Meltz
Title: President

Footnotes:
*Consists of 3,428,572 shares of the Issuer's common stock and warrants to acquire an additional 1,714,286 shares of the Issuer's common stock.

**The percentages used herein are calculated based on 59,505,265 outstanding shares of common stock of the Issuer as of February 12, 2021. The warrants held by the reporting persons are not exercisable if, as a result of the exercise, the holder would then become a "ten percent beneficial owner" of the Issuer's common stock, as defined in Rule 16a-2 of the Securities and Exchange Act of 1934, as amended.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)